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June 1, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyahh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Katherine Bagley
Mara Ransom

Re:	Shift4 Payments, Inc.
Registration Statement on Form S-1
Ssubmitted on May 15, 2020
CIK No. 0001794669

Ladies and Gentleman:

On behalf of Shift4 Payments, Inc. (the “Company”), we are hereby filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). The Company previously filed a Registration Statement on Form S-1 with the Securities and Exchange Commission (the “Commission”) on May 15, 2020 (the “Registration Statement”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on May 26, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Amendment No. 1, which have been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

June 1, 2020

Key performance indicators and non-GAAP measures

Reconciliations of net revenue, EBITDA and adjusted EBITDA, page 87

1.

We note you present the non-GAAP measure, Adjusted EBITDA, which reflects GAAP net loss excluding adjustments typical to arrive at EBITDA, the impact of the adoption of ASC 606, and certain others. For the period ended March 31, 2020, revise here and throughout the filing to exclude the ASC 606 adoption related adjustment, as it is outside the first year of adoption, and the non-GAAP measure appears to substitute an individually tailored revenue recognition and measurement method for that of GAAP. Refer to Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1

Comparison of results for the three months ended March 31, 2019 and 2020, page 89

2.

We note your response and related changes to comment 4. We reissue our comment in part. Please revise the tabular disclosures of your statements of operations on pages 89, 91, and 93 to exclude the non-GAAP financial measure, net revenue. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1.

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June 1, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Jared Isaacman, Shift4 Payments, Inc.
Ian D. Schuman, Esq., Latham & Watkins LLP
Adam J. Gelardi, Esq., Latham & Watkins LLP
Richard A. Fenyes, Esq., Simpson Thacher & Bartlett LLP
Joshua F. Bonnie, Esq., Simpson Thacher & Bartlett LLP